Second quarter operations review

Rio Tinto releases second quarter production results

19 July 2016

Rio Tinto chief executive J-S Jacques said “Rio Tinto has delivered another robust quarter of operational performance. We continue to focus on value and maximising cash flow from our assets, through both commercial and operational excellence while maintaining capital discipline. This will ensure that Rio Tinto is well-positioned to generate compelling and consistent returns for our shareholders.”

		Q2 2016	vs Q2 2015	vs Q1 2016	H1 2016	vs H1 2015
Pilbara iron ore shipments (100% basis)	Mt	82.2	+6%	+7%	158.9	+8%
Pilbara iron ore production (100% basis)	Mt	80.9	+8%	+1%	160.8	+10%
Bauxite	kt	12,073	+13%	+9%	23,160	+9%
Aluminium	kt	911	+11%	+3%	1,797	+10%
Mined copper	kt	141.0	+5%	0%	282.3	+1%
Hard coking coal	kt	1,798	-14%	-9%	3,780	-8%
Semi-soft and thermal coal	kt	5,216	+2%	-5%	10,722	0%
Titanium dioxide slag	kt	236	-22%	-4%	481	-23%

Highlights

  Second quarter Pilbara iron ore sales achieved a run-rate of close to 330 million tonnes per annum (100 per cent basis) in line with annual guidance. Sales exceeded production in the quarter, partially unwinding the inventory build in the first quarter.

Bauxite production was nine per cent higher than the first half of 2015. This enabled a five per cent increase in third party sales over the first half of 2015.
First half aluminium production was ten per cent higher than the same period in 2015, with the modernised and expanded Kitimat smelter delivering its first full quarter at nameplate capacity.

  Mined copper was in line with the first half of 2015 as strong performances at both Rio Tinto Kennecott and Oyu Tolgoi, as well as a contribution from Grasberg, offset a weaker performance from Escondida.

  On 6 May 2016, Rio Tinto and its partners, the Government of Mongolia and Turquoise Hill Resources, announced the next stage in the development of Oyu Tolgoi. Following the approval of the underground project, over $4 billion of project financing has been drawn down.

  On 21 June 2016, Rio Tinto announced changes to its organisational structure. The Group continues to be organised into four product groups: Aluminium, Copper & Diamonds, Energy & Minerals (including Iron Ore Company of Canada) and Iron Ore, complemented by a newly-shaped Growth & Innovation group, which will focus on future assets and technical support.

All currency figures in this report are US dollars, and comments refer to Rio Tinto’s share of production, unless otherwise stated. To allow production numbers to be compared on a like-for-like basis, production from asset divestments completed in 2015 have been excluded from Rio Tinto share of production data but assets sold in 2016 remain in comparisons.

IRON ORE

Rio Tinto share of production (million tonnes)

	Q2 2016	vs Q2 2015	vs Q1 2016	H1 2016	vs H1 2015
Pilbara Blend Lump	18.6	+7%	-1%	37.4	+11%
Pilbara Blend Fines	28.8	+13%	+2%	57.2	+14%
Robe Valley Lump	1.4	-7%	-8%	3.0	0%
Robe Valley Fines	2.8	-3%	-3%	5.7	+5%
Yandicoogina Fines (HIY)	14.6	+5%	+9%	28.1	+6%

Pilbara operations

Pilbara operations produced 160.8 million tonnes (Rio Tinto share 131.3 million tonnes) in the first half of 2016, ten per cent higher than the same period of 2015. Second quarter production of 80.9 million tonnes (Rio Tinto share 66.3 million tonnes) was eight per cent higher than the second quarter of 2015 and was one per cent above the first quarter of 2016.  This performance reflects minimal weather impacts as well as the successful implementation of operational improvements and the ramp up of expanded and new mines across the Pilbara.

Pilbara sales

First half sales of 158.9 million tonnes (Rio Tinto share 129.8 million tonnes) were eight per cent higher than the same period of 2015 with a strong rail performance and no major weather events in contrast to last year. Quarterly sales of 82.2 million tonnes (Rio Tinto share 67.3 million tonnes) were six per cent higher than the second quarter last year and seven per cent higher quarter-on-quarter.

Approximately 21 per cent of sales in the first half were priced with reference to the prior quarter’s average index price, lagged by one month. The remainder was sold either on current quarter average, current month average or on the spot market.

Approximately 61 per cent of first half 2016 sales were made on a cost and freight (CFR) basis, with the remainder sold free on board (FOB).

Achieved average pricing in the first half of 2016 was $44.5 per wet metric tonne on an FOB basis (equivalent to $48.4 per dry metric tonne).

Pilbara projects

Work continued on the Nammuldi Incremental Tonnes (NIT) project which delivers high grade, low phosphorous ore into the Pilbara Blend. The initial phase, with a five million tonne per annum capacity, commenced production in the fourth quarter of 2015 and the second phase, which will take annual mine capacity from five to ten million tonnes per annum, is due to come into production in the fourth quarter of 2016. An investment decision on the Silvergrass project is expected in the second half of the year.

2016 guidance

Rio Tinto’s expected Pilbara iron ore shipments in 2016 are around 330 million tonnes (100 per cent basis), subject to weather conditions. As announced in the first quarter, the delay in AutoHaul® means production from the Pilbara is expected to be between 330 and 340 million tonnes in 2017, subject to final productivity and capital expenditure plans.

ALUMINIUM

Rio Tinto share of production (‘000 tonnes)

	Q2 2016	vs Q2 2015	vs Q1 2016	H1 2016	vs H1 2015
Rio Tinto Aluminium
Bauxite	12,073	+13%	+9%	23,160	+9%
Alumina	2,046	+6%	+1%	4,065	+6%
Aluminium	911	+11%	+3%	1,797	+10%

Bauxite

Bauxite production was nine per cent higher than the first half of 2015.  This was primarily due to Weipa (up three per cent), Gove (up 23 per cent) and Sangaredi in Guinea (up 22 per cent). These performances delivered second quarter production 13 per cent higher than the same quarter of 2015.

Third party sales of 13.9 million tonnes were five per cent higher than the first half of 2015.

Amrun

Since its approval in November 2015, the Amrun Project is advancing in both engineering and construction. Site establishment is progressing to plan with the initial stage of the construction accommodation village complete. Construction of the river terminals is well advanced and clearing for the 40 kilometre access road has been completed.

Alumina

Alumina production was up by six per cent compared with the first half of 2015, with a strong second quarter from Yarwun (18 per cent higher than the same quarter in 2015) as design and process improvement initiatives were progressively implemented.

Aluminium

First half aluminium production of 1.8 million tonnes was ten per cent higher than the same period in 2015, with the modernised and expanded Kitimat smelter delivering its first full quarter at nameplate capacity.

2016 guidance

Rio Tinto’s expected share of production remains unchanged at 45 million tonnes of bauxite, 7.8 million tonnes of alumina and 3.6 million tonnes of aluminium.

COPPER & DIAMONDS

Rio Tinto share of production

	Q2 2016	vs Q2 2015	vs Q1 2016	H1 2016	vs H1 2015
Mined copper (‘000 tonnes)
Rio Tinto Kennecott	37.2	+114%	+9%	71.4	+62%
Escondida	77.7	-21%	-2%	157.1	-23%
Grasberg	8.8	N/A	+6%	17.1	N/A
Oyu Tolgoi	17.3	-7%	-10%	36.6	+23%

Refined copper (‘000 tonnes)
Rio Tinto Kennecott	24.6	-26%	-5%	50.4	-36%
Escondida	25.6	-4%	+1%	51.0	+2%

Diamonds (‘000 carats)
Argyle	3,489	+3%	+3%	6,880	+4%
Diavik	948	-26%	-16%	2,078	-5%

Rio Tinto Kennecott

Mined copper production for the first half was significantly higher than the same period of 2015 as mining progresses through areas of higher copper grades.

During the first half, the focus continued on the de-weighting and de-watering of the east wall of Bingham Canyon and the development of the south wall pushback.

Refined copper production in the second quarter was 26 per cent lower compared to the same quarter in 2015 and 36 per cent lower in the first half compared to the corresponding half in 2015 as a result of the drawdown in inventory that occurred in the first half of last year.

Kennecott continues to toll third party concentrate to optimise smelter utilisation, with 199 thousand tonnes received for processing in the first half of 2016. Tolled copper concentrate, which is smelted and returned to customers, is excluded from reported production figures.

Escondida

Mined copper production at Escondida in the first half was 23 per cent lower than the same period of 2015, primarily due to lower copper grades.  Lower grades were partially offset by the higher throughput from the new concentrator (OGP1, a 152ktpd concentrator), which has been commissioned and continues to ramp up to nameplate capacity.

In June 2016, the owners of Escondida approved upgrades to the Los Colorados concentrator to extend its life along with related infrastructure. This project enables Escondida to run three concentrators in the near-term.

Oyu Tolgoi

First half mined copper production was 23 per cent higher than in the first half of 2015 due to higher grades and throughput. Quarter-on-quarter, copper production was ten per cent lower, principally attributable to lower grades.

Mined gold production for the first half was 71.4 thousand ounces, with production expected to be lower in the second half of 2016 with reduced mining of the phase two gold core.

Oyu Tolgoi Underground Project

On 6 May 2016, Rio Tinto and its partners, the Government of Mongolia and Turquoise Hill Resources, announced the next stage in the development of Oyu Tolgoi. Following the approval of the underground project, over $4 billion of project financing has been drawn down. Project activities have started with the engineering, procurement and construction management (EPCM) agreement awarded and mobilisation in progress.

Grasberg

Through a joint venture agreement with Freeport-McMoRan (FCX), Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. Grasberg’s planned production in 2016 is expected to exceed the metal strip and as a result, Rio Tinto’s share for the half was 17.1 thousand tonnes of mined copper and 29.4 thousand ounces of mined gold.

Provisional pricing

At 30 June 2016, the Group had an estimated 189 million pounds of copper sales that were provisionally priced at US 214 cents per pound. The final price of these sales will be determined during the second half of 2016. This compared with 252 million pounds of open shipments at 31 December 2015, provisionally priced at US 217 cents per pound.

Diamonds

Carats produced at Argyle were four per cent higher in the first half compared to the corresponding period in 2015 following continued ramp-up of the underground resulting in higher ore volumes processed, which was partially offset by lower grades.

Lower carats recovered in the first half at Diavik compared to last year reflect lower grades, partially offset by higher ore availability. Second quarter carat production was 16 per cent lower than the first quarter largely due to lower recovered grades and slightly lower ore availability due to a planned maintenance shutdown in the plant during the second quarter.

2016 guidance

In 2016, Rio Tinto continues to expect its share of mined copper production to be between 575 and 625 thousand tonnes and refined copper production is also unchanged at 220 to 250 thousand tonnes. Following the reorganisation of the group to include diamonds, and in line with the practice for copper guidance, diamond production guidance for 2016 is now a range of 18 to 21 million carats (previously 21 million carats).

ENERGY & MINERALS

Rio Tinto share of production

	Q2 2016	vs Q2 2015	vs Q1 2016	H1 2016	vs H1 2015
Coal (‘000 tonnes)
Hard coking coal	1,798	-14%	-9%	3,780	-8%
Semi-soft coking coal	893	-13%	-24%	2,067	+8%
Thermal coal	4,323	+6%	0%	8,654	-2%

Iron ore pellets and concentrate (million tonnes)
IOC	2.6	-2%	+6%	5.0	+6%

Minerals (‘000 tonnes)
Borates – B2O3 content	123	-1%	-3%	250	-1%
Salt	1,117	-6%	-22%	2,555	-2%
Titanium dioxide slag	236	-22%	-4%	481	-23%

Uranium (‘000 lbs)
Energy Resources of Australia	738	+25%	-17%	1,631	+23%
Rössing	702	+29%	+2%	1,389	+70%

Coal

Hard coking coal production for the first half was eight per cent lower than the first half of last year and second quarter production was 14 per cent lower than the same quarter of 2015 primarily due to the timing of the longwall changeover at Kestrel.

Semi-soft coking coal production reflects the Coal & Allied restructure in early 20161 and mine production sequencing at Hunter Valley Operations and Mount Thorley Warkworth, resulting in eight per cent higher production for the first half of 2016 than the first half of 2015.  Second quarter production was 13 per cent lower than the same quarter of 2015, reflecting mine sequencing at the Hunter Valley Operations favouring thermal coal production in the period.

Thermal coal production for the first half was broadly in line with the same period last year, while second quarter volumes were six per cent higher than the second quarter of 2015 (23 per cent higher adjusted for the Bengalla divestment) due to minimal wet weather, current mine sequencing and increased thermal coal tonnage from Hail Creek.

Iron Ore Company of Canada (IOC)

IOC achieved first half of production of 8.5 million tonnes of concentrate and pellets (Rio Tinto share 5.0 million tonnes), a six per cent increase over the first half of 2015. This improvement was driven by increased asset reliability and performance. Second quarter concentrate and pellet production was 4.4 million tonnes (Rio Tinto share 2.6 million tonnes), in line with last year but a six per cent increase over the prior quarter.

1 See footnote (c) on page 16 for details of the Coal & Allied restructure.

The improvement in production boosted first half sales by 17 per cent over last year’s levels, to 8.6 million tonnes (Rio Tinto share 5.0 million tonnes). Second quarter sales were particularly strong, with concentrate sales of 2.1 million tonnes, up 13 per cent compared to the second quarter of 2015, and pellet shipments of 2.4 million tonnes, five per cent higher than the comparable period in 2015.

Minerals

Borates production in both the first half and second quarter of 2016 was in line with the corresponding periods in 2015.

Salt

First half salt production was broadly in line with the comparative period in 2015.

Rio Tinto Iron and Titanium (RTIT)

Titanium dioxide slag production in the half was 23 per cent lower than in the first half of 2015. Volumes in the quarter were 22 per cent lower than the second quarter of 2015. RTIT continues to optimise production in line with demand, with two of nine furnaces at Rio Tinto Fer et Titane and one of four furnaces at Richards Bay Minerals currently idled.

Uranium

Energy Resources of Australia (ERA) continues to process existing stockpiles with higher mill throughput and mill recoveries driving higher production in the first half of 2016 compared to last year. Quarter-on-quarter, uranium production was 17 per cent lower as a result of a planned mill maintenance shutdown.

First half production at Rössing was higher than the first half of 2015. This was largely as a result of a weaker first half in 2015 following a fire in the final product recovery plant in February 2015. Second quarter production was 29 per cent higher than the same quarter of 2015 for the same reason.

2016 guidance

In 2016, Rio Tinto’s share of production is expected to be 17 to 18 million tonnes of thermal coal (previously 16 to 17 million tonnes), 3.3 to 3.9 million tonnes of semi-soft coking coal, seven to eight million tonnes of hard coking coal, 12 million tonnes of iron ore pellets and concentrates (equivalent to 20 million tonnes on a 100 per cent basis), one million tonnes of titanium dioxide slag, 0.5 million tonnes of boric oxide equivalent and five to six million pounds of uranium.

CORPORATE

Rio Tinto successfully completed two bond buy-back programmes launched in April and June, reducing gross debt by $1.5 billion and $3 billion (nominal values) respectively. The early redemption costs will decrease first half earnings by approximately $125 million.

EXPLORATION AND EVALUATION

Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in the first half was $267 million (of which $139 million was spent in the second quarter), compared with $243 million in the same period of 2015.

Approximately 38 per cent of this expenditure was incurred on Energy & Minerals, 28 per cent by central exploration, 25 per cent by Copper & Diamonds and the balance on Aluminium and Iron Ore.

There were no significant divestments of central exploration properties in the quarter.

Exploration highlights

Rio Tinto has a portfolio of projects with activity in 17 countries across some eight commodities.  The bulk of the exploration spend in this quarter was focused on copper targets in Australia, Botswana, Chile, Kazakhstan, Mexico, Namibia, Peru, Russia, the United States and Zambia.  Mine-lease exploration continued at a number of Rio Tinto managed businesses including Pilbara Iron, Rio Tinto Coal Australia, Richards Bay Minerals, Oyu Tolgoi, Kennecott and Weipa.

A summary of activity for the quarter is as follows:

Product Group	Evaluation projects	Advanced projects	Greenfield programmes
Aluminium	Cape York, Australia	Amargosa orbit, Brazil	Australia, Brazil, Laos
Copper & Diamonds	Copper/molybdenum: Resolution, US Copper: La Granja, Peru Copper/gold: Oyu Tolgoi, Mongolia Diamonds: Bunder, India	Nickel: Tamarack, US	Copper: Australia, Botswana, Chile, China, Kazakhstan, Mexico, Mongolia, Namibia, Papua New Guinea, Peru, US, Zambia Nickel: Canada Diamonds: Canada, India
Energy & Minerals	Coal: Mt Pleasant and Hail Creek, Australia Lithium borates: Jadar, Serbia Heavy mineral sands: Mutamba, Mozambique and Zulti South, South Africa Iron Ore: Simandou, Guinea Uranium: Roughrider, Canada	Coal: Bowen Basin, Hunter Valley, Australia Potash: KP405, Canada	Uranium: Australia, Canada
Iron Ore	Pilbara, Australia	Pilbara, Australia

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Rio Tinto production summary

Rio Tinto share of production

		Quarter			Half Year		% Change
		2015 Q2	2016 Q1	2016 Q2	2015 H1	2016 H1	Q2 16 vs Q2 15	Q2 16 vs Q1 16	H1 16 vs H1 15
Principal Commodities
Alumina	('000 t)	1,925	2,019	2,046	3,821	4,065	6%	1%	6%
Aluminium	('000 t)	818	887	911	1,627	1,797	11%	3%	10%
Bauxite	('000 t)	10,695	11,088	12,073	21,179	23,160	13%	9%	9%
Borates	('000 t)	124	127	123	253	250	-1%	-3%	-1%
Coal - hard coking	('000 t)	2,101	1,982	1,798	4,103	3,780	-14%	-9%	-8%
Coal - semi-soft coking	('000 t)	1,024	1,175	893	1,922	2,067	-13%	-24%	8%
Coal - thermal	('000 t)	4,075	4,331	4,323	8,837	8,654	6%	0%	-2%
Copper - mined	('000 t)	134.3	141.2	141.0	278.4	282.3	5%	0%	1%
Copper - refined	('000 t)	59.9	51.3	50.2	128.0	101.4	-16%	-2%	-21%
Diamonds	('000 cts)	4,659	4,522	4,436	8,774	8,959	-5%	-2%	2%
Iron ore	('000 t)	63,892	67,371	68,886	123,304	136,257	8%	2%	11%
Titanium dioxide slag	('000 t)	301	246	236	624	481	-22%	-4%	-23%
Uranium	('000 lbs)	1,131	1,581	1,439	2,141	3,020	27%	-9%	41%
Other Metals & Minerals
Gold - mined	('000 oz)	116.9	96.4	79.1	196.7	175.5	-32%	-18%	-11%
Gold - refined	('000 oz)	51.6	29.8	35.3	113.8	65.1	-32%	18%	-43%
Molybdenum	('000 t)	2.6	0.1	0.2	5.3	0.3	-93%	50%	-94%
Salt	('000 t)	1,193	1,438	1,117	2,611	2,555	-6%	-22%	-2%
Silver - mined	('000 oz)	804	938	1,022	1,758	1,960	27%	9%	12%
Silver - refined	('000 oz)	501	348	587	1,198	935	17%	68%	-22%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the year to date figures.

Rio Tinto share of production

	Rio Tinto interest	2Q 2015	3Q 2015	4Q 2015	1Q 2016	2Q 2016	1H 2015	1H 2016

ALUMINA
Production ('000 tonnes)
Jonquière (Vaudreuil)	100%	359	369	361	377	353	719	730
Jonquière (Vaudreuil) specialty alumina plant	100%	30	27	26	25	29	57	54
Queensland Alumina	80%	741	765	752	742	748	1,480	1,490
São Luis (Alumar)	10%	94	93	94	90	93	180	183
Yarwun	100%	700	703	778	785	823	1,384	1,608
Rio Tinto total alumina production		1,925	1,957	2,011	2,019	2,046	3,821	4,065

ALUMINIUM
Production ('000 tonnes)
Australia - Bell Bay	100%	47	48	49	45	45	94	89
Australia - Boyne Island	59%	86	87	86	86	86	170	172
Australia - Tomago	52%	75	76	75	75	76	148	150
Canada - six wholly owned	100%	305	316	346	375	398	611	773
Canada - Alouette (Sept-Îles)	40%	61	61	61	61	61	120	122
Canada - Bécancour	25%	28	27	28	28	27	55	55
France - Dunkerque	100%	68	69	70	69	69	136	138
Iceland - ISAL (Reykjavik)	100%	51	48	50	50	52	103	101
New Zealand - Tiwai Point	79%	66	67	67	67	67	131	133
Oman - Sohar	20%	19	19	19	19	19	37	39
UK - Lochaber	100%	12	12	12	12	12	23	24
Rio Tinto total aluminium production		818	830	864	887	911	1,627	1,797

BAUXITE
Production ('000 tonnes) (a)
Gove	100%	1,863	1,966	1,959	2,214	2,186	3,572	4,400
Porto Trombetas	12%	447	522	532	457	470	885	927
Sangaredi	(b)	1,444	1,681	1,820	1,892	1,857	3,076	3,749
Weipa	100%	6,941	7,119	6,899	6,524	7,560	13,646	14,084
Rio Tinto total bauxite production		10,695	11,287	11,211	11,088	12,073	21,179	23,160

Rio Tinto share of production

	Rio Tinto interest	2Q 2015	3Q 2015	4Q 2015	1Q 2016	2Q 2016	1H 2015	1H 2016

BORATES
Production ('000 tonnes B2O3 content)
Rio Tinto Minerals - borates	100%	124	115	107	127	123	253	250

COAL - hard coking
Rio Tinto Coal Australia ('000 tonnes)
Hail Creek Coal	82%	1,349	1,427	1,134	1,224	1,202	2,538	2,425
Kestrel Coal	80%	752	429	766	758	596	1,565	1,354
Rio Tinto total hard coking coal production		2,101	1,856	1,900	1,982	1,798	4,103	3,780

COAL - semi-soft coking
Rio Tinto Coal Australia ('000 tonnes)
Hunter Valley (c)	68%	780	585	548	677	440	1,240	1,117
Mount Thorley (c)	80%	168	254	163	363	331	479	694
Warkworth (c)	56%	76	90	87	135	121	204	256
Rio Tinto total semi-soft coking coal production		1,024	928	797	1,175	893	1,922	2,067

COAL - thermal
Rio Tinto Coal Australia ('000 tonnes)
Bengalla (d)	0%	568	652	693	527	-	1,317	527
Hail Creek Coal	82%	601	634	702	895	661	1,326	1,555
Hunter Valley (c)	68%	1,579	1,925	2,351	1,364	2,098	3,763	3,462
Kestrel Coal	80%	143	87	185	139	96	237	235
Mount Thorley (c)	80%	517	547	385	549	252	870	801
Warkworth (c)	56%	667	774	866	859	1,216	1,325	2,074
Rio Tinto total thermal coal production		4,075	4,618	5,182	4,331	4,323	8,837	8,654

Rio Tinto share of production

	Rio Tinto interest	2Q 2015	3Q 2015	4Q 2015	1Q 2016	2Q 2016	1H 2015	1H 2016

COPPER
Mine production ('000 tonnes) (a)
Bingham Canyon	100%	17.4	22.2	25.7	34.2	37.2	44.0	71.4
Escondida	30%	98.4	73.8	66.2	79.4	77.7	204.6	157.1
Grasberg - Joint Venture (e)	40%	0.0	0.0	0.0	8.3	8.8	0.0	17.1
Oyu Tolgoi (f)	34%	18.5	18.8	19.2	19.3	17.3	29.8	36.6
Rio Tinto total mine production		134.3	114.9	111.1	141.2	141.0	278.4	282.3
Refined production ('000 tonnes)
Escondida	30%	26.6	21.5	26.6	25.4	25.6	49.8	51.0
Rio Tinto Kennecott	100%	33.2	14.3	22.6	25.8	24.6	78.2	50.4
Rio Tinto total refined production		59.9	35.8	49.2	51.3	50.2	128.0	101.4

DIAMONDS
Production ('000 carats)
Argyle	100%	3,374	3,514	3,368	3,391	3,489	6,591	6,880
Diavik	60%	1,285	761	899	1,131	948	2,183	2,078
Rio Tinto total diamond production		4,659	4,275	4,266	4,522	4,436	8,774	8,959

GOLD
Mine production ('000 ounces) (a)
Bingham Canyon	100%	29.5	31.0	25.6	26.2	28.3	74.2	54.5
Escondida	30%	7.7	7.1	5.4	9.4	10.8	14.0	20.2
Grasberg - Joint Venture (e)	40%	0.0	0.0	0.0	12.7	16.7	0.0	29.4
Oyu Tolgoi (f)	34%	79.8	41.1	69.4	48.1	23.3	108.5	71.4
Rio Tinto total mine production		116.9	79.3	100.3	96.4	79.1	196.7	175.5
Refined production ('000 ounces)
Rio Tinto Kennecott	100%	51.6	34.1	31.0	29.8	35.3	113.8	65.1

Rio Tinto share of production

	Rio Tinto interest	2Q 2015	3Q 2015	4Q 2015	1Q 2016	2Q 2016	1H 2015	1H 2016

IRON ORE
Production ('000 tonnes) (a)
Hamersley mines	(g)	45,807	50,113	51,324	48,468	50,284	87,984	98,753
Hamersley - Channar	60%	1,675	1,811	1,564	1,523	1,432	2,962	2,955
Hope Downs	50%	5,259	5,589	5,845	5,900	5,924	10,938	11,823
Iron Ore Company of Canada	59%	2,616	2,784	2,878	2,419	2,573	4,726	4,993
Robe River - Pannawonica (Mesas J and A)	53%	4,402	4,520	4,273	4,450	4,221	8,422	8,671
Robe River - West Angelas	53%	4,133	4,497	4,544	4,611	4,452	8,272	9,063
Rio Tinto iron ore production ('000 tonnes)		63,892	69,316	70,427	67,371	68,886	123,304	136,257
Breakdown of Production:
Pilbara Blend Lump		17,490	19,697	19,571	18,732	18,628	33,547	37,360
Pilbara Blend Fines		25,466	28,497	30,036	28,351	28,823	50,073	57,174
Robe Valley Lump		1,541	1,505	1,410	1,573	1,440	3,023	3,013
Robe Valley Fines		2,861	3,015	2,863	2,876	2,781	5,400	5,657
Yandicoogina Fines (HIY)		13,918	13,818	13,669	13,420	14,640	26,536	28,059
IOC Concentrate		1,245	1,197	1,683	1,242	1,207	2,049	2,449
IOC Pellets		1,372	1,587	1,196	1,178	1,366	2,677	2,544
Breakdown of Sales:
Pilbara Blend Lump		14,620	17,178	18,001	15,291	17,552	27,851	32,844
Pilbara Blend Fines		30,200	34,922	34,098	30,522	31,025	56,204	61,547
Robe Valley Lump		1,320	1,405	1,334	1,272	1,276	2,578	2,548
Robe Valley Fines		2,797	3,246	3,256	2,893	2,927	5,365	5,820
Yandicoogina Fines (HIY)		14,004	13,934	14,569	12,533	14,553	26,340	27,086
IOC Concentrate		1,112	1,850	1,560	1,210	1,261	1,530	2,470
IOC Pellets		1,344	1,553	1,280	1,168	1,413	2,806	2,582
Rio Tinto iron ore sales ('000 tonnes)		65,397	74,088	74,097	64,889	70,007	122,672	134,897

Rio Tinto share of production

	Rio Tinto interest	2Q 2015	3Q 2015	4Q 2015	1Q 2016	2Q 2016	1H 2015	1H 2016

MOLYBDENUM
Mine production ('000 tonnes) (a)
Bingham Canyon	100%	2.6	1.8	0.6	0.1	0.2	5.3	0.3

SALT
Production ('000 tonnes)
Dampier Salt	68%	1,193	1,281	1,647	1,438	1,117	2,611	2,555

SILVER
Mine production ('000 ounces) (a)
Bingham Canyon	100%	310	362	300	342	329	796	671
Escondida	30%	394	354	289	463	562	801	1,026
Grasberg - Joint Venture (e)	40%	0	0	0	0	0	0	0
Oyu Tolgoi (f)	34%	100	130	119	132	131	161	264
Rio Tinto total mine production		804	846	707	938	1,022	1,758	1,960
Refined production ('000 ounces)
Rio Tinto Kennecott	100%	501	296	348	348	587	1,198	935

TITANIUM DIOXIDE SLAG
Production ('000 tonnes)
Rio Tinto Iron & Titanium (h)	100%	301	243	223	246	236	624	481

URANIUM
Production ('000 lbs U3O8) (i)
Energy Resources of Australia	68%	589	689	1,008	894	738	1,326	1,631
Rössing	69%	543	379	691	687	702	815	1,389
Rio Tinto total uranium production		1,131	1,068	1,699	1,581	1,439	2,141	3,020

Production data notes:
Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the year to date figures.

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

(b) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.

(c) As a result of a restructure of the Coal & Allied group, which completed on 3 February 2016, Rio Tinto obtained 100% ownership of Coal & Allied and Mitsubishi obtained a direct interest of 32.4% in the newly created Hunter Valley Operations joint venture, which owns the Hunter Valley Operations mine. Updated ownership reflects these changes. Rio Tinto's updated interest in Hunter Valley Operations, Mt Thorley and Warkworth mines are 67.6%, 80% and 55.57% respectively. Historical production prior to the date of the restructure, reflects previous ownership in the Hunter Valley Operations, Mt Thorley and Warkworth mines of 80%, 64% and 44.46% respectively.

(d) Rio Tinto sold its interest in the Bengalla Joint Venture with an effective date of 1 March 2016.

(e) Through a joint venture agreement with Freeport-McMoRan (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(f) Rio Tinto owns a 33.52% indirect interest in Oyu Tolgoi through its 50.79% interest in Turquoise Hill Resources Ltd.

(g) Includes 100% of production from Paraburdoo, Mt Tom Price, Marandoo, Yandicoogina, Brockman, Nammuldi and the Eastern Range mines. Whilst Rio Tinto owns 54% of the Eastern Range mine, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.

(h) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals (RBM).

(i) ERA and Rössing production reported are drummed U3O8.

The Rio Tinto percentage shown above is at 30 June 2016.

Rio Tinto's interest in the Murowa mine was sold in 2015. No data for this operation are included in the Share of Production table.

Rio Tinto operational data

	Rio Tinto interest	2Q 2015	3Q 2015	4Q 2015	1Q 2016	2Q 2016	1H 2015	1H 2016

ALUMINA
Smelter Grade Alumina - Aluminium Group
Alumina production ('000 tonnes)
Australia
Queensland Alumina Refinery - Queensland	80.0%	927	956	940	927	935	1,850	1,862
Yarwun refinery - Queensland	100.0%	700	703	778	785	823	1,384	1,608
Brazil
São Luis (Alumar) refinery	10.0%	940	928	937	903	931	1,802	1,834
Canada
Jonquière (Vaudreuil) refinery - Quebec (a)	100.0%	359	369	361	377	353	719	730
(a) Jonquière’s (Vaudreuil’s) production shows smelter grade alumina only and excludes hydrate produced and used for specialty alumina.
Specialty Alumina - Aluminium Group
Specialty alumina production ('000 tonnes)
Canada
Jonquière (Vaudreuil) plant – Quebec	100.0%	30	27	26	25	29	57	54
Rio Tinto percentage interest shown above is at 30 June 2016. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	2Q 2015	3Q 2015	4Q 2015	1Q 2016	2Q 2016	1H 2015	1H 2016

ALUMINIUM
Primary Aluminium
Primary aluminium production ('000 tonnes)
Australia
Bell Bay smelter - Tasmania	100.0%	47	48	49	45	45	94	89
Boyne Island smelter - Queensland	59.4%	145	146	146	145	145	287	290
Tomago smelter - New South Wales	51.6%	145	147	146	145	147	286	292
Canada
Alma smelter - Quebec	100.0%	116	117	118	117	116	231	233
Alouette (Sept-Îles) smelter - Quebec	40.0%	152	153	153	152	152	299	304
Arvida smelter - Quebec	100.0%	43	43	44	43	43	86	86
Arvida AP60 smelter - Quebec	100.0%	15	15	15	15	15	29	30
Bécancour smelter - Quebec	25.1%	113	108	111	113	108	218	221
Grande-Baie smelter - Quebec	100.0%	55	56	57	56	56	109	112
Kitimat smelter - British Columbia	100.0%	15	23	51	83	107	35	190
Laterrière smelter - Quebec	100.0%	61	61	62	61	61	121	122
France
Dunkerque smelter	100.0%	68	69	70	69	69	136	138
Iceland
ISAL (Reykjavik) smelter	100.0%	51	48	50	50	52	103	101
New Zealand
Tiwai Point smelter	79.4%	83	84	85	84	84	165	168
Oman
Sohar smelter	20.0%	94	94	96	97	97	187	194
United Kingdom
Lochaber smelter	100.0%	12	12	12	12	12	23	24
Rio Tinto percentage interest shown above is at 30 June 2016. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	2Q 2015	3Q 2015	4Q 2015	1Q 2016	2Q 2016	1H 2015	1H 2016

BAUXITE
Bauxite production ('000 tonnes)
Australia
Gove mine - Northern Territory	100.0%	1,863	1,966	1,959	2,214	2,186	3,572	4,400
Weipa mine - Queensland	100.0%	6,941	7,119	6,899	6,524	7,560	13,646	14,084
Brazil
Porto Trombetas (MRN) mine	12.0%	3,723	4,351	4,437	3,805	3,920	7,375	7,725
Guinea
Sangaredi mine (a)	23.0%	3,209	3,735	4,044	4,205	4,126	6,835	8,331

Rio Tinto share of bauxite shipments
Share of total bauxite shipments ('000 tonnes)		10,926	11,159	10,890	11,153	11,683	21,413	22,836
Share of third party bauxite shipments ('000 tonnes)		6,848	6,773	6,576	6,768	7,101	13,220	13,870
(a) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.
Rio Tinto percentage interest shown above is at 30 June 2016. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	2Q 2015	3Q 2015	4Q 2015	1Q 2016	2Q 2016	1H 2015	1H 2016

BORATES
Rio Tinto Minerals - borates	100.0%
US
Borates ('000 tonnes) (a)		124	115	107	127	123	253	250
(a) Production is expressed as B2O3 content.

COAL
Rio Tinto Coal Australia
Bengalla mine (a)	0.0%
New South Wales
Thermal coal ('000 tonnes)		1,776	2,036	2,166	1,476	-	4,116	1,476
Hail Creek Coal mine	82.0%
Queensland
Hard coking coal ('000 tonnes)		1,645	1,740	1,383	1,492	1,466	3,095	2,958
Thermal coal ('000 tonnes)		733	773	856	1,091	806	1,617	1,897
Hunter Valley Operations (b)	67.6%
New South Wales
Semi-soft coking coal ('000 tonnes)		976	731	685	964	651	1,550	1,616
Thermal coal ('000 tonnes)		1,974	2,406	2,939	1,911	3,104	4,703	5,014
Kestrel Coal mine	80.0%
Queensland
Hard coking coal ('000 tonnes)		940	536	957	948	745	1,956	1,693
Thermal coal ('000 tonnes)		178	109	231	173	120	296	293
Mount Thorley Operations (b)	80.0%
New South Wales
Semi-soft coking coal ('000 tonnes)		263	396	254	466	414	748	880
Thermal coal ('000 tonnes)		809	854	602	742	315	1,359	1,057
Rio Tinto percentage interest shown above is at 30 June 2016. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	2Q 2015	3Q 2015	4Q 2015	1Q 2016	2Q 2016	1H 2015	1H 2016

COAL (continued)
Warkworth mine (b)	55.6%
New South Wales
Semi-soft coking coal ('000 tonnes)		170	201	194	267	218	457	485
Thermal coal ('000 tonnes)		1,499	1,740	1,945	1,672	2,188	2,977	3,860
Total hard coking coal production ('000 tonnes)		2,585	2,277	2,340	2,440	2,210	5,051	4,650
Total semi-soft coking coal production ('000 tonnes)		1,408	1,329	1,133	1,697	1,284	2,755	2,981
Total thermal coal production ('000 tonnes)		6,968	7,918	8,739	7,065	6,533	15,069	13,598
Total coal production ('000 tonnes)		10,961	11,524	12,212	11,202	10,026	22,876	21,229

Total coal sales ('000 tonnes)		11,016	11,455	12,261	11,047	10,357	22,942	21,403
Rio Tinto Coal Australia share (c)
Share of hard coking coal sales ('000 tonnes)		2,405	1,722	2,018	2,099	1,879	4,330	3,977
Share of semi-soft coal sales ('000 tonnes) (d)		963	932	784	1,122	1,075	1,892	2,197
Share of thermal coal sales ('000 tonnes) (d)		3,913	4,689	5,037	4,287	4,260	8,694	8,547

(a) Rio Tinto sold its interest in the Bengalla Joint Venture with an effective date of 1 March 2016.
(b) As a result of a restructure of the Coal & Allied group, which completed on 3 February 2016, Rio Tinto obtained 100% ownership of Coal & Allied and Mitsubishi obtained a direct interest of 32.4% in the newly created Hunter Valley Operations joint venture, which owns the Hunter Valley Operations mine. Updated ownership reflects these changes. Rio Tinto's updated interest in Hunter Valley Operations, Mt Thorley and Warkworth mines are 67.6%, 80% and 55.57% respectively. Historical production prior to the date of the restructure, reflects previous ownership in the Hunter Valley Operations, Mt Thorley and Warkworth mines of 80%, 64% and 44.46% respectively.
(c) Kestrel and Hail Creek produce hard coking coal and thermal coal through their mining operations. Both mines may blend coal types at ports.
(d) Sales relate only to coal mined by the operations and exclude traded coal.

Rio Tinto percentage interest shown above is at 30 June 2016. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	2Q 2015	3Q 2015	4Q 2015	1Q 2016	2Q 2016	1H 2015	1H 2016

COPPER & GOLD
Escondida	30.0%
Chile
Sulphide ore to concentrator ('000 tonnes)		22,909	22,820	18,076	21,188	22,905	44,291	44,094
Average copper grade (%)		1.32	1.00	0.99	0.99	0.94	1.40	0.97
Mill production (metals in concentrates):
Contained copper ('000 tonnes)		249.6	169.7	138.6	175.8	181.7	520.2	357.5
Contained gold ('000 ounces)		26	24	18	31	36	47	67
Contained silver ('000 ounces)		1,314	1,181	962	1,544	1,874	2,669	3,418
Recoverable copper in ore stacked for leaching ('000 tonnes) (a)		78.5	76.5	81.8	88.8	77.4	162.0	166.1
Refined production from leach plants:
Copper cathode production ('000 tonnes)		88.8	71.5	88.7	84.8	85.3	166.1	170.1
(a) The calculation of copper in material mined for leaching is based on ore stacked at the leach pad.
Freeport-McMoRan Copper & Gold
Grasberg mine (a)	0.0% (b)
Papua, Indonesia
Ore treated ('000 tonnes)		16,095	14,855	14,248	14,249	14,564	30,218	28,813
Average mill head grades:
Copper (%)		0.67	0.68	0.75	0.69	1.04	0.63	0.87
Gold (g/t)		0.86	0.71	0.92	0.53	0.64	0.78	0.58
Silver (g/t)		2.44	2.50	2.92	2.23	2.81	2.30	2.52
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		96.5	90.1	94.5	85.8	133.6	168.7	219.4
Gold in concentrates ('000 ounces)		371	282	355	196	238	633	434
Silver in concentrates ('000 ounces)		759	723	778	613	761	1,317	1,373
Sales of payable metals in concentrates: (c)
Copper in concentrates ('000 tonnes)		88.8	89.9	88.7	86.9	125.2	159.2	212.1
Gold in concentrates ('000 ounces)		346	286	332	207	223	606	430
Silver in concentrates ('000 ounces)		558	574	567	510	570	993	1,081

(a) Through a joint venture agreement with Freeport-McMoRan (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The 2Q 2016 results show the forecast from FCX's most recent five-year plan, because FCX is not releasing its actual 100% operating data for 2Q 2016 until the release of its 2016 second-quarter results on 26 July 2016.
(b) Rio Tinto share of Grasberg production is 40% of the expansion.
(c) Net of smelter deductions.

Rio Tinto percentage interest shown above is at 30 June 2016. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	2Q 2015	3Q 2015	4Q 2015	1Q 2016	2Q 2016	1H 2015	1H 2016

COPPER & GOLD (continued)
Rio Tinto Kennecott
Bingham Canyon mine	100.0%
Utah, US
Ore treated ('000 tonnes)		8,208	8,581	8,224	7,386	7,512	18,026	14,898
Average ore grade:
Copper (%)		0.25	0.30	0.35	0.51	0.55	0.28	0.53
Gold (g/t)		0.17	0.17	0.15	0.19	0.18	0.19	0.18
Silver (g/t)		1.99	2.07	1.45	1.85	1.70	2.11	1.78
Molybdenum (%)		0.046	0.035	0.023	0.015	0.023	0.044	0.019
Copper concentrates produced ('000 tonnes)		84	116	136	153	152	218	304
Average concentrate grade (% Cu)		20.6	18.9	18.8	22.4	24.5	20.2	23.4
Production of metals in copper concentrates:
Copper ('000 tonnes) (a)		17.4	22.2	25.7	34.2	37.2	44.0	71.4
Gold ('000 ounces)		29	31	26	26	28	74	54
Silver ('000 ounces)		310	362	300	342	329	796	671
Molybdenum concentrates produced ('000 tonnes):		5.0	3.4	1.2	0.2	0.3	10.3	0.6
Molybdenum in concentrates ('000 tonnes)		2.6	1.8	0.6	0.1	0.2	5.3	0.3
(a) Includes a small amount of copper in precipitates.
Kennecott smelter & refinery	100.0%
Copper concentrates smelted ('000 tonnes)		99	113	143	158	167	247	325
Copper anodes produced ('000 tonnes) (a)		19.1	17.1	24.7	32.0	33.1	54.2	65.0
Production of refined metal:
Copper ('000 tonnes)		33.2	14.3	22.6	25.8	24.6	78.2	50.4
Gold ('000 ounces) (b)		51.6	34.1	31.0	29.8	35.3	113.8	65.1
Silver ('000 ounces) (b)		501	296	348	348	587	1,198	935
(a) New metal excluding recycled material. (b) Includes gold and silver in intermediate products.
Rio Tinto percentage interest shown above is at 30 June 2016. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	2Q 2015	3Q 2015	4Q 2015	1Q 2016	2Q 2016	1H 2015	1H 2016

COPPER & GOLD (continued)
Turquoise Hill Resources
Oyu Tolgoi mine (a)	33.5%
Mongolia
Ore Treated ('000 tonnes)		9,025	8,632	9,369	9,662	9,525	16,536	19,187
Average mill head grades:
Copper (%)		0.69	0.75	0.69	0.70	0.67	0.61	0.68
Gold (g/t)		1.09	0.56	0.92	0.63	0.26	0.82	0.45
Silver (g/t)		1.46	1.90	1.67	1.92	1.63	1.33	1.78
Copper concentrates produced ('000 tonnes)		215.5	210.3	231.8	229.5	207.1	346.4	436.6
Average concentrate grade (% Cu)		25.6	26.6	24.7	25.1	24.9	25.7	25.0
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		55.3	56.0	57.3	57.6	51.7	88.9	109.2
Gold in concentrates ('000 ounces)		238.1	122.6	207.1	143.5	69.6	323.8	213.2
Silver in concentrates ('000 ounces)		297	388	355	395	391	481	786
Sales of metals in concentrates:
Copper in concentrates ('000 tonnes)		46.3	58.2	54.7	51.2	54.4	88.4	105.7
Gold in concentrates ('000 ounces)		177	200	160	175	95	377	270
Silver in concentrates ('000 ounces)		245	334	360	305	395	464	700
(a) Rio Tinto owns a 33.52% indirect interest in Oyu Tolgoi through its 50.79% interest in Turquoise Hill Resources.
Rio Tinto percentage interest shown above is at 30 June 2016. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	2Q 2015	3Q 2015	4Q 2015	1Q 2016	2Q 2016	1H 2015	1H 2016

DIAMONDS
Argyle Diamonds	100.0%
Western Australia
AK1 ore processed ('000 tonnes)		1,199	1,339	1,127	1,151	1,314	2,377	2,465
AK1 diamonds produced ('000 carats)		3,374	3,514	3,368	3,391	3,489	6,591	6,880
Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed ('000 tonnes)		565	478	465	557	535	1,041	1,092
Diamonds recovered ('000 carats)		2,141	1,269	1,498	1,885	1,579	3,639	3,464
Murowa Diamonds (a)	0.0%
Zimbabwe
Ore processed ('000 tonnes)		95	-	-	-	-	212	-
Diamonds recovered ('000 carats)		48	-	-	-	-	99	-
(a) Rio Tinto sold its 77.8% interest in Murowa Diamonds with an effective date of 17 June 2015. Production data are shown up to that date.
Rio Tinto percentage interest shown above is at 30 June 2016. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	2Q 2015	3Q 2015	4Q 2015	1Q 2016	2Q 2016	1H 2015	1H 2016

IRON ORE
Rio Tinto Iron Ore
Western Australia
Pilbara Operations
Saleable iron ore production ('000 tonnes)
Hamersley mines	(a)	45,807	50,113	51,324	48,468	50,284	87,984	98,753
Hamersley - Channar	60.0%	2,792	3,019	2,606	2,539	2,386	4,936	4,925
Hope Downs	50.0%	10,518	11,179	11,690	11,799	11,847	21,876	23,647
Robe River - Pannawonica (Mesas J and A)	53.0%	8,306	8,529	8,062	8,395	7,964	15,891	16,360
Robe River - West Angelas	53.0%	7,797	8,485	8,573	8,700	8,400	15,607	17,101
Total production ('000 tonnes)		75,221	81,325	82,255	79,902	80,882	146,295	160,784
Breakdown of total production:
Pilbara Blend Lump		21,990	24,306	24,116	23,355	23,180	42,221	46,536
Pilbara Blend Fines		31,007	34,672	36,408	34,732	35,098	61,648	69,830
Robe Valley Lump		2,907	2,840	2,660	2,969	2,717	5,703	5,685
Robe Valley Fines		5,399	5,690	5,402	5,427	5,248	10,188	10,674
Yandicoogina Fines (HIY)		13,918	13,818	13,669	13,420	14,640	26,536	28,059
Breakdown of total sales:
Pilbara Blend Lump		18,635	21,147	21,960	19,149	20,914	35,467	40,063
Pilbara Blend Fines		36,841	41,695	41,266	37,199	38,807	69,745	76,006
Robe Valley Lump		2,491	2,651	2,516	2,400	2,408	4,864	4,807
Robe Valley Fines		5,277	6,124	6,144	5,459	5,523	10,122	10,982
Yandicoogina Fines (HIY)		14,004	13,934	14,569	12,533	14,553	26,340	27,086
Total sales ('000 tonnes) (b)		77,248	85,552	86,454	76,739	82,205	146,538	158,944

(a) Includes 100% of production from Paraburdoo, Mt Tom Price, Marandoo, Yandicoogina, Brockman, Nammuldi and the Eastern Range mines. Whilst Rio Tinto owns 54% of the Eastern Range mine, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.
(b) Sales represent iron ore exported from Western Australian ports.

Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada
Saleable iron ore production:
Concentrates ('000 tonnes)		2,120	2,039	2,865	2,114	2,056	3,490	4,170
Pellets ('000 tonnes)		2,336	2,703	2,036	2,006	2,326	4,558	4,332
Sales:
Concentrates ('000 tonnes)		1,894	3,150	2,656	2,060	2,147	2,605	4,207
Pellets ('000 tonnes)		2,288	2,644	2,180	1,990	2,407	4,779	4,396
Global Iron Ore Totals
Iron Ore Production ('000 tonnes)		79,676	86,067	87,157	84,022	85,265	154,343	169,287
Iron Ore Sales ('000 tonnes)		81,430	91,346	91,291	80,789	86,759	153,921	167,547
Rio Tinto percentage interest shown above is at 30 June 2016. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	2Q 2015	3Q 2015	4Q 2015	1Q 2016	2Q 2016	1H 2015	1H 2016

SALT
Dampier Salt	68.4%
Western Australia
Salt production ('000 tonnes)		1,745	1,874	2,409	2,103	1,634	3,819	3,737

TITANIUM DIOXIDE SLAG
Rio Tinto Iron & Titanium	100.0%
Canada and South Africa
(Rio Tinto share) (a)
Titanium dioxide slag ('000 tonnes)		301	243	223	246	236	624	481
(a) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals' production. Ilmenite mined in Madagascar is being processed in Canada.

URANIUM
Energy Resources of Australia Ltd
Ranger mine (a)	68.4%
Northern Territory, Australia
U3O8 Production ('000 lbs)		861	1,008	1,474	1,307	1,078	1,939	2,385
(a) ERA production reported is 'drummed' U3O8.
Rössing Uranium Ltd	68.6%
Namibia
U3O8 Production ('000 lbs)		791	552	1,007	1,001	1,023	1,188	2,024

Rio Tinto percentage interest shown above is at 30 June 2016. The data represent full production and sales on a 100% basis unless otherwise stated.